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                                                                    EXHIBIT 99.2

                FIRST AMENDMENT TO CAMDEN NATIONAL CORPORATION

                            1993 STOCK OPTION PLAN



     1. Purpose. At the 1993 annual meeting of shareholders of Camden National
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Corporation, the shareholders approved the Camden National Corporation 1993
Stock Option Plan (the "Plan"). Under the terms of the Plan, Three Thousand (3,000) shares of the Corporation's common stock, no par value, were available to be issued pursuant to Options granted under the Plan. The number of shares was increased in 1993 to Ninety Thousand (90,000) shares to reflect a 30-for 1 stock split. At the annual meeting of shareholders of the Corporation, the shareholders approved an amendment to the Plan to increase the number of shares available to be issued pursuant to Options granted under the Plan from Ninety Thousand (90,000) shares to One Hundred and Forty Thousand (140,000) shares. The purpose of this Amendment is to modify the terms of the Plan to reflect the increase in the number of said shares.

     2. Definitions. The terms used in this Amendment shall have the same
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meaning as when used Plan unless the context clearly indicates that a different meaning is intended:

     3. Amended Provision. Section 5 of the Plan is hereby amended to read as
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follows:

     "Shares Available. Subject to the provisions of Section 7, One Hundred and
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     Forty Thousand (140,000) Shares may be issued pursuant to Options granted under the Plan. In the event that an Option expires or terminates for any reason without having been exercised in full, the Shares subject to but not issued under such Option shall, unless the Plan shall have been terminated, become available for other Options."

     4. Effective Date of Amendment. This Amendment shall be effective May 7,
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1996.